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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

Weatherford International Ltd.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

G95089-10-1

(CUSIP Number)

August 31, 2005

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☐ Rule 13d-1 (b)

        ☑ Rule 13d-1 (c)

        ☐ Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

13G
CUSIP No. 59164X105			Page 2 of 17

1.	Name of Reporting Person: Precision Drilling Corporation		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Alberta, Canada

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: None.

		6.	Shared Voting Power: 26,000,000 Shares of Common Stock. See Item 4 below.

		7.	Sole Dispositive Power: 26,000,000 Shares of Common Stock.

		8.	Shared Dispositive Power: None.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 26,000,000 Shares of Common Stock.

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 15.8% of the Shares of Common Stock.

12.	Type of Reporting Person: CO

Item 1(a).	Name of Issuer:

Weatherford International Ltd.

(b).	Address of Issuer’s Principal Executive Offices:

515 Post Oak Boulevard, Suite 600, Houston, Texas 77027

Item 2(a).	Name of Person Filing:

Precision Drilling Corporation

(b).	Address of Principal Business Office or, if None, Residence:

4200, 150–6th Avenue S.W., Calgary, Alberta, Canada T2P 3YZ

(c).	Citizenship:

Alberta, Canada

(d).	Title of Class of Securities:

Common Stock

(e).	CUSIP Number:

G95089-10-1

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
(a)☐	Broker or dealer registered under Section 15 of the Exchange Act;

(b)☐	Bank as defined in Section 3(a)(6) of the Exchange Act;

(c)☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act;

(d)☐	Investment company registered under Section 8 of the Investment Company Act;

(e)☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

(a).	Amount Beneficially Owned:

26,000,000 Shares of Common Stock

(b).	Percent of Class:

15.8% of the Common Stock

(c).	Number of shares as to which such person has:
(i).	Sole power to vote or to direct the vote:
None.
(ii).	Shared power to vote or to direct the vote:
26,00,000 Shares of Common Stock. See Registration Rights, Standstill and Voting Agreement dated as of August 31, 2005 by and between Precision Drilling Corporation and Weatherford International Ltd attached hereto as Exhibit 1.
(iii).	Sole power to dispose or to direct the disposition of:
26,00,000 Shares of Common Stock.
(iv).	Shared power to dispose or to direct the disposition of:
None.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of a Group.

Not applicable.

Item 10.	Certification.
     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: September 8, 2005

PRECISION DRILLING CORPORATION
By:	/s/ MICHAEL J. MCNULTY
Name:	Michael J. McNulty
Title:	Senior Vice President

EXHIBIT INDEX

Exhibit 1	Registration Rights, Standstill and Voting Agreement dated as of August 31, 2005 by and between Precision Drilling Corporation and Weatherford International Ltd.